UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 5)

World Energy Solutions, Inc.

(Name of Subject Company (issuer))

Wolf Merger Sub Corporation (Offeror)

a wholly owned subsidiary of

EnerNOC, Inc. (Parent of Offeror)

(Names of Filing Persons)

Common Stock, Par Value $0.0001 Per Share

(Title of Class of Securities)

98145W208

(CUSIP Number of Class of Securities)

Matthew J. Cushing

General Counsel & Vice President

ENERNOC, INC.

One Marina Park Drive, Suite 400

Boston, MA 02210

(617) 224-9900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With copies to:

Miguel J. Vega

Cooley LLP

500 Boylston Street, 14th Floor

Boston, MA 02116

(617) 937-2300

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$73,701,936.00	$8,564.17

*	Estimated solely for purposes of calculating the filing fee. The transaction value calculation does not take into account the effect of any cash received or deemed received by World Energy Solutions, Inc. (“World Energy”) in connection with the exercise of any outstanding equity awards. The transaction valuation was determined by multiplying (a) $5.50, the tender offer price, by (b) the sum of (i) 12,713,158, the number of issued and outstanding shares of common stock of World Energy, (ii) 637,649, the number of shares of World Energy common stock subject to issuance pursuant to outstanding options to purchase shares of World Energy common stock, and (iii) 49,545, the number of shares of World Energy common stock subject to issuance pursuant to outstanding warrants to purchase shares of World Energy common stock. The foregoing share figures have been provided by World Energy and are as of November 3, 2014, the most recent practicable date.
**	The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for Fiscal Year 2015, issued August 29, 2014, by multiplying the transaction valuation by 0.0001162.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $8,564.17	Filing Party: EnerNOC, Inc. and Wolf Merger Sub Corporation
Form or Registration No.: Schedule TO	Date Filed: November 19, 2014

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 5 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (as amended and together with any subsequent amendments and supplements thereto, the “Schedule TO”), filed with the Securities and Exchange Commission on November 19, 2014 by Wolf Merger Sub Corporation (“Purchaser”), a Delaware corporation and a wholly owned subsidiary of EnerNOC, Inc. (“Parent”), a Delaware corporation with its principal office at One Marina Park Drive, Suite 400, Boston, Massachusetts 02210. The Schedule TO relates to the offer by Purchaser to purchase all of the outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of World Energy Solutions, Inc. (“Target”), a Delaware corporation, at a price of $5.50 per Share, net in cash, without interest (less any required withholding taxes) (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 19, 2014 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal”), copies of which are attached to the Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, which Offer to Purchase and Letter of Transmittal collectively constitute the “Offer.”

The information in the Offer to Purchase and the Letter of Transmittal is incorporated in this Amendment by reference to all of the applicable items in the Schedule TO, except that such information is amended and supplemented to the extent specifically provided in this Amendment. Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Offer to Purchase or in the Schedule TO.

Amendments to the Offer to Purchase

Item 11.	Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following:

Completion of the Offer

At 11:59 PM, Boston, Massachusetts time, on January 2, 2015, the Offer expired as scheduled and was not extended. Purchaser and Parent have been advised by Computershare Trust Company, N.A., the depositary for the Offer, that, as of the expiration of the Offer, an aggregate of 11,319,139 Shares had been validly tendered pursuant to the Offer and not validly withdrawn, representing approximately 89% of the Shares then outstanding on a fully diluted basis. In addition, Notices of Guaranteed Delivery had been delivered with respect to 135,999 Shares, representing approximately 1% of the Shares then outstanding on a fully diluted basis.

The number of Shares tendered pursuant to the Offer satisfies the minimum condition set forth in the Merger Agreement. All conditions to the Offer having been satisfied, Purchaser has accepted for payment, and expects to promptly pay for, all Shares validly tendered pursuant to the Offer and not validly withdrawn.

Item 12.	Exhibits.

Exhibit Number	Description

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

(a)(5)(iv)	Press release issued by Parent, dated January 5, 2015.

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: January 5, 2015

Wolf Merger Sub Corporation, a Delaware corporation

By:	/s/ David Brewster
Name: David Brewster
Title: President

EnerNOC, Inc., a Delaware corporation

By:	/s/ Neil Moses
Name: Neil Moses
Title: Chief Operating Officer & Chief Financial Officer

Item 12.	Exhibits.

Exhibit No.	Description

(a)(1)(i)	Offer to Purchase, dated as of November 19, 2014*

(a)(1)(ii)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9)*

(a)(1)(iii)	Form of Notice of Guaranteed Delivery*

(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(v)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(vi)	Summary Advertisement, as published in The New York Times on November 19, 2014*

(a)(5)(i)	Press Release issued by Parent, dated November 4, 2014 (incorporated by reference to the Pre-Commencement Communication on Schedule TO filed by Parent on November 4, 2014)*

(a)(5)(ii)	Press Release issued by the Target (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by the Target on November 5, 2014)*

(a)(5)(iii)	Power Point Presentation presented by Parent on November 25, 2014*

(a)(5)(iv)	Press Release issued by Parent, dated January 5, 2015

(b)	Not applicable

(c)	Not applicable

(d)(1)	Agreement and Plan of Merger, dated as of November 4, 2014, among the Target, Parent and Purchaser (incorporated by reference to the Current Report on Form 8-K filed by the Target on November 5, 2014)*

(d)(2)	Form of Tender and Support Agreement, dated as of November 4, 2014, among Parent, Purchaser and certain stockholders of the Target (incorporated by reference to the Current Report on Form 8-K filed by the Target on November 5, 2014)*

(d)(3)	Non-Disclosure Agreement, dated as of April 15, 2014, between Parent and the Target, as amended*

(e)	Not applicable

(f)	Not applicable

(g)	Not applicable

(h)	Not applicable

*	Previously filed.